Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

November 25, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Classover Holdings, Inc.
Class Over Inc.
Amendment No. 4 to Draft Registration Statement on Form S-4
Submitted October 28, 2024
CIK No.: 0002022308

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated November 13, 2024, relating to the above-referenced Draft Registration Statement on Form S-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth in the revised Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Securities and Exchange Commission

November 25, 2024

Amendment No. 4 to Draft Registration Statement on Form S-4 Submitted October 28, 2024

Proposal 1: The Business Combination Proposal

Potential Dilution to Non-Redeeming BFAC Public Shareholders, page 85

1.

Refer to the dilution table presented on page 88. The Net Tangible Book Value amounts used to calculate your net tangible book value per share (NVPS) under all redemption levels appear to be the combined entity's pro forma total shareholder’s equity calculated in accordance with Article 11 of Regulation S-X. The numbers of Pro Forma Pubco Shares at Closing used to calculate your NVPS include the Pubco Class A common shares and Pubco Class B common shares to be issued to the existing Classover security holders in the de-SPAC transaction. The pro forma amounts presented are not consistent with the requirements in Item 1604(c) of Regulation S-K; therefore, please revise your NVPS calculation using the SPAC's net tangible book value divided by the number of SPAC’s common stock outstanding as of the most recent balance sheet date based on selected redemption levels. Please present the adjustments that give effect to each source of dilution, such as material probable or consummated transactions and other material effects on the SPAC's net tangible book value from the de-SPAC transaction (e.g., reclassification from trust account, all financing transactions, payments of compensation to a SPAC sponsor, de-SPAC transaction costs, etc.), while excluding the de-SPAC transaction itself. Also, present the adjustments to the number of shares used to determine the per share component of net tangible book value per share, as adjusted (e.g., PIPE Shares, shares issued upon debt conversion, other share adjustments--excluding the de-SPAC transaction itself--that are probable of occurring prior to or in conjunction with the de-SPAC transaction, etc.). Refer to Item 1604(c) of Regulation S-K.

We have revised the disclosure on page 88 of the Registration Statement to reflect the revised calculation of NVPS, the adjustments to the numerator and denominator, and as-adjusted NVPS as requested

2.	We note your response to prior comment 5 and your disclosure revisions on page 88. Please tell us your consideration of including PIPE Financing in your Adjusted Net Tangible Book Value calculation.

We have revised the disclosure in the Registration Statement to include the initial installment of PIPE Financing in the adjusted net tangible book value calculation as the Company has concluded that this transaction is material and reasonably likely to occur in conjunction with the Business Combination. The Company executed the subscription agreements for the PIPE Financing on November 22, 2024, and the closing of the initial installment of the PIPE Financing is contingent upon the closing of the Business Combination. The net proceeds from the initial installment of the PIPE Financing at closing of the Business Combination was applied to the numerator, and the issuance of shares of Series B Preferred Stock in connection with the initial installment of the PIPE Financing on an as converted basis was applied to the denominator.

*************

Securities and Exchange Commission

November 25, 2024

 If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

JMG:kab

Enclosure

cc:	Fanghan Sui
Hui Luo